650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Michael Clampitt
Jessica Livingston
Vanessa Robertson
David Burton

Re:	Applied Molecular Transport Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted February 13, 2020
CIK No. 0001801777

Ladies and Gentlemen:

On behalf of our client, Applied Molecular Transport Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 11, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

Form S-1 Confidentially Submitted on February 13, 2020

Prospectus Summary

Our Pipeline and Research Programs, page 2

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

April 10, 2020

1.

Noting the graphic illustration of your pipeline here and in your Business section, please revise to identify to what the apparent second footnote relates, clarify the meaning of the blue chevrons and ensure that the graphic depiction clearly reflects the actual status of your programs or advise.

In response to the Staff’s comment, the Company has revised the footnotes in its pipeline chart on pages 2 and 99. The revised footnotes clarify the relationship between the Company’s Phase 1a/b clinical trial for AMT-101 in ulcerative colitis (“UC”) with its expected Phase 2 clinical trial in pouchitis and its Phase 2a clinical trials in UC and rheumatoid arthritis (“RA”), which will be designed to explore AMT-101 as an add-on therapy to anti-TNFα agents. The Company supplementally advises the Staff, and as discussed on page 113 of Amendment No. 1, that the Company is using the data from its Phase 1b clinical trial to assess safety and inform dose selection for its Phase 2 and Phase 2a clinical trials in these other indications. As such, the blue shaded chevrons distinguish for investors that now that the Company has completed the Phase 1b portion of its Phase 1a/b clinical trial for AMT-101 in UC, no additional Phase 1 clinical trial work will be needed and the Company’s next step for these indications will be initiating the Phase 2 and 2a trials.

Liquidity and Capital Resources

Liquidity, page 86

2.

We note the disclosure on page 87 and elsewhere that you expect to incur significant and increasing losses until regulatory approval is granted for your lead product candidate, that regulatory approval is not guaranteed and may never be obtained and that these conditions raise substantial doubt about your ability to continue as a going concern. Please revise your Summary to summarize the doubts about your ability to continue as a going concern. Also expand your Risk Factors to specifically address the associated risks.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 12-14 of Amendment No. 1.

General

3.	Please revise to provide the disclosure required by Item 505 of Regulation S-K.

The Company respectfully advises the Staff that it has previously disclosed the information required by Item 505 of Regulation S-K in the Draft Registration Statement as provided on pages 174-175 of Amendment No. 1 and will update this disclosure as necessary in future filings.

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present in reliance on Section 5(d) of the Securities Act, whether or not they retain the communications.

Under separate cover, the Company has supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

* * * *

Securities and Exchange Commission

April 10, 2020

Please direct any questions with respect to this confidential submission to me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Tahir Mahmood, Ph.D., Applied Molecular Transport Inc.

John Burwise, Deloitte & Touche LLP

Angela Vanscoy, Deloitte & Touche LLP

Kristin E. VanderPas, Cooley LLP